Exhibit 99.22

Notice to LSE and ASX

Rio Tinto granted accreditation for AutoHaul® project by rail regulator

18 May 2018

Rio Tinto has been granted accreditation by Australia’s Office of the National Rail Safety Regulator approving the autonomous operation of trains at the group’s iron ore business in Western Australia.

The AutoHaul® project continues to progress and is on schedule to be completed by the end of 2018. Rio Tinto will take a phased approach to deploying autonomous trains across the network in the lead up to full commissioning.

Once commissioned, the network will be the world’s first heavy haul, long distance autonomous rail operation, unlocking significant safety and productivity benefits for the business.

Rio Tinto’s Pilbara shipments guidance for 2018 remains between 330 and 340 million tonnes (100 per cent basis). This is subject to market conditions and any weather constraints.

Notes to editors

The AutoHaul® project is focused on automating trains transporting iron ore to Rio Tinto’s port facilities in the Pilbara region of Western Australia. Trains started running in autonomous mode with a driver on-board monitoring operations in the first quarter of 2017.

At the end of the first quarter of 2018, approximately 65 per cent of all train kilometres were completed in autonomous mode. More than 3 million kilometres have now been completed in this mode.

Rio Tinto operates about 200 locomotives on more than 1,700 kilometres of track in the Pilbara, transporting ore from 16 mines to four port terminals.

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